UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the Fiscal Year Ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                      to

Commission File No. 000-22007

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Southwest Bank of Texas 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

Amegy Bancorporation, Inc.

4400 Post Oak Parkway

Houston, Texas 77027

SOUTHWEST BANK OF TEXAS 401(k) SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

for the years ended December 31, 2004, 2003 and 2002

SOUTHWEST BANK OF TEXAS 401(k) SAVINGS PLAN

*	Other schedules required by Section 2520.103.10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable. Schedule H, Item 4j-Reportable Transactions for the year ended December 31, 2004 has been omitted because all investment transactions in the Plan were participant directed and, therefore, not reportable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator
Southwest Bank of Texas 401(k) Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Southwest Bank of Texas 401(k) Savings Plan (the “Plan”) as of December 31, 2004 and 2003 and the related statements of changes in net assets available for benefits for the three years ended December 31, 2004, 2003 and 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Southwest Bank of Texas 401(k) Savings Plan as of December 31, 2004 and 2003 and the changes in net assets available for benefits for the years ended December 31, 2004, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2004 is presented for purposes of complying with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. The supplemental schedule and fund information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Ham, Langston & Brezina, L.L.P.

Houston, Texas
May 6, 2005

Financial Statements

SOUTHWEST BANK OF TEXAS 401(K) SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2004 and 2003

	2004	2003
Cash	$—	$55,981
Money market funds	426,088	356,993

Investments at fair value:
Amegy Bancorporation, Inc. common stock	16,830,798	14,158,416
Registered investment companies (mutual funds)	55,725,439	43,813,184

Total investments	72,556,237	57,971,600

Loans to participants	2,250,885	1,924,860

Contributions receivable	99,973	—

Net assets available for benefits	$75,333,183	$60,309,434

The accompanying notes are an integral
part of these financial statements.

SOUTHWEST BANK OF TEXAS 401(K) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
for the years ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Additions to net assets attributable to:
Investment income:
Interest and/or dividends	$1,558,298	$717,320	$89,483
Net appreciation (depreciation) in fair value of investments	5,670,906	9,244,716	(5,113,654)
Decrease in value of investment in Fairmont Park JV	—	—	(52,591)

Total investment income (loss)	7,229,204	9,962,036	(5,076,762)

Contributions:
Employer	3,243,344	2,977,314	2,480,482
Employee	5,790,846	4,978,410	4,184,446
Rollovers	1,231,119	689,865	818,516
Transfer in from merged plan	3,431,013	3,959,299	—
Other	—	375	21,273

Total contributions	13,696,322	12,605,263	7,504,717

Total additions	20,925,526	22,567,299	2,427,955

Deductions from net assets attributable to:
Benefits to participants	5,855,876	4,514,924	2,537,102
Transfer to other plan	—	295,606	—
Administrative expenses	45,901	53,115	42,762

Total deductions	5,901,777	4,863,645	2,579,864

Increase (decrease) in net assets available for benefits	15,023,749	17,703,654	(151,909)

Net assets available for benefits at beginning of year	60,309,434	42,605,780	42,757,689

Net assets available for benefits at end of year	$75,333,183	$60,309,434	$42,605,780

The accompanying notes are an integral
part of these financial statements.

SOUTHWEST BANK OF TEXAS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan

The following description of the Southwest Bank of Texas (the “Company”) 401(k) Savings Plan (the “Plan”) (formerly Southwest Bank of Texas National Association Savings Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provision.

General

The Plan, adopted by the Company’s board of directors and effective December 30, 1985 is a defined contribution plan covering all employees who have attained the age of eighteen years (18) and have completed one month of service as defined in the Plan. The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective January 1, 2002, the Plan was amended to reflect certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001. Effective June 1, 2003, the Plan changed its trustee from Hand Benefits and Trust Company to Fidelity Management Trust Company and amended the Plan by adopting a Fidelity prototype plan that contained provisions similar to its original plan.

On July 1, 2003, the MaximBank 401(k) Retirement Savings Plan (the “Maxim Plan”) was merged into the Plan. Upon the merging of the Maxim Plan, the trustee of the Maxim Plan was directed to transfer the net assets of the Maxim Plan to the trustee of the Plan. The transferred net assets have been recognized in the accounts of the Plan at their balances as previously carried in the accounts of the Maxim Plan. The total amount of net assets available for benefits transferred was $3,959,299.

On April 1, 2004, the Lone Star Profit Sharing and Salary Deferral Plan Trust (the “Lone Star Plan”) was merged into the Plan. Upon the merging of the Lone Star Plan, the trustee of the Lone Star Plan was directed to transfer the net assets of the Lone Star Plan to the trustee of the Plan. The transferred net assets have been recognized in the accounts of the Plan at their balances as previously carried in the accounts of the Lone Star Plan. The total amount of net assets available for benefits transferred was $1,082,367.

On November 1, 2004, the Klein Bancshares, Inc. 401(k) Retirement Plan (the “Klein Plan”) was merged into the Plan. Upon the merging of the Klein Plan, the trustee of the Klein Plan was directed to transfer the net assets of the Klein Plan to the trustee of the Plan. The transferred net assets have been recognized in the accounts of the Plan at their balances as previously carried in the accounts of the Klein Plan. The total amount of net assets available for benefits transferred was $2,348,646.

In addition, the Plan was amended to provide service credit for eligibility and vesting for individuals employed by Maxim Bank, Lone Star Bank and Klein Bank as of the date of the mergers and who subsequently became employees of the Company.

Administration

The Plan is administered by an administrator (the “Plan Administrator”) appointed by the Company. Fidelity Management Trust Company is the Plan’s trustee (the “Trustee”) and recordkeeper.

Contributions

Each year participants may elect to defer from 1% to 80% of pretax annual compensation to the Plan, subject to the limitations specified in the Internal Revenue Code ($13,000 in 2004). The Plan also allows the Company to make discretionary contributions as determined by the board of directors. During the years ended December 31, 2004, 2003 and 2002, the Company made matching contributions equal to 100% of the participant’s eligible deferred contributions not to exceed 5% of the participant’s annual compensation for the Plan year.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, earnings on the investments selected by the participant and Company matching and discretionary contributions. Company contributions and earnings on investments are allocated to each participant’s account according to compensation based allocation formulas contained in the Plan agreement.

Vesting

Participants who became active on or after June 1, 2003 are immediately vested in their contributions and earnings thereon, and are vested in the employer contributions as follows:

Years of Service	Vesting
Less than 1	0%
1	20%
2	40%
3	60%
5 or more	100%

Participants who terminated service prior to June 1, 2003 and still have assets in the Plan were immediately vested in their contributions and earnings thereon, and were vested in the employer contributions as follows:

Years of Service	Vesting
Less than 2	0%
2	40%
3	60%
4	80%
5 or more	100%

Participant Loans

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50 percent of the participant’s vested account balance. Loans are calculated on a fully amortized basis. A loan is collateralized by the vested balance in the participant’s account and bears interest at a rate commensurate with market rates for similar loans, as defined.

Payment of Benefits

Upon termination of employment, a participant (or his or her designated beneficiary in the event of death) may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or to have the account balance distributed in annual installments.

Forfeited Accounts

All employer contributions credited to a participant’s account, but not vested, are forfeited by the participant upon distribution of the fully vested value of his or her account. Forfeitures are first used to pay administrative expenses under the Plan. Forfeitures not used to pay expenses are used to reduce future employer contributions. During 2004 and 2003, forfeited non-vested amounts of $173,023 and $94,121, respectively, were used to reduce administrative expenses and employer contributions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of net assets available for plan benefits and changes therein. Actual results could differ from those estimates.

Reclassifications

Certain items in the 2003 financial statements have been reclassified to conform to the 2004 financial statement presentation. Such reclassifications had no effect on net assets available for plan benefits or the change in net assets available for plan benefits.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits and the amounts reported in participant accounts.

Financial Statement Presentation

Effective June 1, 2003, when the Plan changed its trustee to Fidelity Management Trust Company, all assets included in the Plan were transferred to a newly created plan (“Plan 002”) except for its investment in the Fairmont Park JV (See Note 4) which remained in the original plan (“Plan 001”). Accordingly, the Plan’s financial statements are presented to include the plan assets and activity of Plan 001 prior to June 1, 2003 and Plan 002 subsequent to June 1, 2003.

Investment Valuation

Funds deposited in short-term income accounts are valued at contract value as reported to the Plan by the Trustee. Investments in registered investment companies (mutual funds) are valued based on quoted market prices in an active market. Investments in employer common stock are valued at the closing market price on the last business day of the Plan’s fiscal year. Loans to participants are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net Appreciation (Depreciation) in Fair Value of Investments

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses on sale of investments and unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid.

3.	Investments

The following individual investments each represent five percent or more of the Plan’s net assets at December 31, 2004 and 2003:

	2004	2003
Amegy Bancorporation, Inc. common stock	$16,830,798	$14,158,416
Dreyfus S&P 500 Index Fund	6,013,643	5,182,157
Fidelity Advisor Equity Income Fund	4,115,998	—
Fidelity Advisor Mid Cap Fund	7,549,873	5,889,632
Fidelity Advisor Stable Value Fund	10,631,697	9,970,031

During the years ended December 31, 2004, 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

	2004	2003	2002
Common stock	$2,780,464	$3,770,410	$(408,130)
Mutual funds	2,890,442	5,202,496	(4,450,430)
Common collective trusts	—	271,810	(255,094)

Net appreciation/(depreciation) in fair value of investments	$5,670,906	$9,244,716	$(5,113,654)

4.	Investment in Fairmont Park JV

The investment in Fairmont Park Joint Venture (“FP Investment”) represents a 5.81% ownership interest in a real estate joint venture in Baytown, Texas. The FP Investment was transferred into the Plan in connection with its merger with the Profit Sharing Trust for Employees of Citizens Bank & Trust Company (the “Citizens Plan”) in 2001. As per the merger agreement, all Citizens Plan participants as of September 30, 2000 who had an employer profit sharing account under the Citizens Plan shall maintain an interest in the FP Investment. However, this investment became a “frozen” investment fund in which no contributions, loans or in-service withdrawals can be made. All distributions to a terminated participant with an interest in the FP Investment shall be made in cash based upon the valuation of the investment on or preceding such participant’s distribution date. As of June 2, 2003 the FP Investment and all other investments were separated into two qualified plans.

5.	Party-in-Interest Transactions

Until liquidated on June 1, 2003, certain Plan investments were shares of mutual funds managed by Hand Benefits and Trust. Hand Benefits and Trust was the Trustee of the Plan until June 1, 2003 and, therefore, these transactions qualify as party-in-interest transactions. Subsequent to June 1, 2003, certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Company, on behalf of the Plan, were $184,509, $146,440, and $127,061 for the years ended December 31, 2004, 2003 and 2002, respectively.

6.	Tax Status

The Plan is designed to constitute a qualified plan under section 401(k) of the Internal Revenue Code (“IRC”). The Plan obtained its latest determination letter dated January 19, 2005 in which the Internal Revenue Service stated that the Plan, as restated, is in compliance with the applicable requirements of the IRC.

7.	Non-Cash Transactions

Included in benefits to participants for the years ended December 31, 2004, 2003 and 2002 are non-cash distributions of Amegy Bancorporation, Inc. common stock with a value of $877,373, $27,839, and $7,467, respectively.

8.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for plan benefits per the financial statements to the Form 5500 as of December 31, 2004 and 2003:

	2004	2003
Net assets available for benefits per the financial statements	$75,333,183	$60,309,434

Participant contributions receivable	(99,973)	—

Net assets available for benefits per Form 5500	$75,233,210	$60,309,434

The following is a reconciliation of the net increase (decrease) in net assets available for plan benefits per the financial statements to the Form 5500 for the years ended December 31, 2004, 2003 and 2002:

	2004	2003	2002
Net increase (decrease) in net assets available for plan benefits per the financial statements	$15,023,749	$17,703,654	$(151,909)

Increase in net assets available for benefits recorded in Plan 001 Form 5500 (See Note 2)	—	(8,478,613)	—

Contributions receivable for current year	(99,973)	—	—

Net increase (decrease) in net assets available for plan benefits per Form 5500	$14,923,776	$9,225,041	$(151,909)

9.	Prohibited Transactions

On various occasions during the 2000 through 2003 Plan year, participant 401(k) contributions were not forwarded to the trustee of the Plan in a timely manner. In each case, such contributions were subsequently contributed to the trust for the Plan. Earnings were calculated based on one business day after the payroll date through the date such contributions were deposited into the trust. Management believes the total amount of related excise tax will not exceed $20,000, and management intends to pay such tax prior to December 31, 2005.

10.	Subsequent Events

Effective March 7, 2005, the name of the Plan sponsor changed from Southwest Bank of Texas N.A. to Amegy Bank N.A. and accordingly, the Plan name changed to Amegy Bank 401(k) Savings Plan. In connection with such name change, the Plan offers a unitized stock fund (the “Fund”), consisting of Amegy Bancshares, Inc. common stock, as an investment option instead of Southwest Bancshares, Inc. common stock. The Fund is comprised of a short-term investment fund component and shares of common stock of Amegy Bancshares, Inc.

SUPPLEMENTAL SCHEDULE

SOUTHWEST BANK OF TEXAS 401(K) SAVINGS PLAN

SCHEDULE H, Item 4i — ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 2004

EIN: 76-0028668

PIN: 002

		(c) Description of Investment,
	(b) Identity of Issue	Including Maturity Date, Rate of
	Borrower, Lessor or	Interest, Collateral, Par or Maturity
(a)	Similar Party	Value	Market Value***
*	Amegy Bancorporation, Inc.	Common stock-Amegy Bancorporation, Inc.	$16,830,798	**
*		Money market funds	426,088
	Dreyfus	Dreyfus S&P 500 Index Fund	6,013,643	**
*	Fidelity	Federated Mid Cap Fund	573,805
	Dreyfus	Dreyfus Premier Worldwide Growth Fund	2,652,523
	Loomis	Loomis Sayles Bond Admin Fund	2,122,652
	Evergreen	Evergreen Special Values Fund	784,969
*	Fidelity	Fidelity Treasury Fund	1,143,668
*	Fidelity	Fidelity Advisor Equity Income Fund	4,115,998	**
*	Fidelity	Fidelity Advisor Equity Growth Fund	1,080,144
*	Fidelity	Fidelity Advisor Growth & Income Fund	3,115,690
*	Fidelity	Fidelity Advisor Small Cap Fund	1,274,017
*	Fidelity	Fidelity Advisor High Income Fund	231,615
*	Fidelity	Fidelity Advisor Mid Cap Fund	7,549,873	**
*	Fidelity	Fidelity Advisor Balanced Fund	2,643,603
*	Fidelity	Fidelity Advisor Short Fixed Income Fund	177,573
*	Fidelity	Fidelity Advisor Strategic Income Fund	711,282
*	Fidelity	Fidelity Advisor Government Investment Fund	2,224,083
*	Fidelity	Fidelity Advisor Stable Value Fund	10,631,697	**
*	Fidelity	Fidelity Advisor Dividend Growth Fund	3,164,809
*	Fidelity	Fidelity Advisor Diversified International Fund	1,422,312
*	Fidelity	Fidelity Advisor Freedom 2010 Fund	1,412,754
*	Fidelity	Fidelity Advisor Freedom 2020 Fund	1,938,711
*	Fidelity	Fidelity Advisor Freedom 2030 Fund	663,766
*	Fidelity	Fidelity Advisor Freedom 2040 Fund	45,324
*	Fidelity	Fidelity Advisor Freedom 2015 Ins. Fund	29,707
*	Fidelity	Fidelity Advisor Freedom Income Fund	1,221

			$72,982,325

		Loans to participants bearing interest at rates ranging from 5.0% to 10.5%	$2,250,885

*	Represents a party-in-interest transaction.

**	Represents investments comprising at least 5% of net assets available for benefits.

***	Cost information is not presented because all investments are participant directed.

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTHWEST BANCORPORATION OF TEXAS, INC. 401(k) SAVINGS PLAN
/s/ Robyn Brend
Date: June 29, 2005	Robyn Brend
Vice President Benefits/Payroll Manager

INDEX TO EXHIBITS

Exhibit
Number		Description
23.1	-	Consent of Ham, Langston & Brezina, L.L.P, independent auditors (filed herewith).